[redacted]

09041865

SECURITIES AND EXCHANGE COMMISSION

JUN 2 9 2009

DIVISION OF MARKET REGULATION

SECUR ... SION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 45012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGISTER FINANCIAL ASSOCIATES, INC ~~Register & Akers Investments, Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Road, Suite 1700
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Woody Crapps (404) 364-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **George Register**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Register & Akers Investments, Inc.**, as of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARJORIE CONNER
NOTARY PUBLIC
Cobb County, Georgia
My Comm. Expires Dec. 16, 2011

Marjorie Conner
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Years Ended
December 31, 2008 and 2007
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Register Financial Associates, Inc.:

We have audited the accompanying statements of financial condition of Register Financial Associates, Inc., fka Register & Akers Investments, Inc., as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register Financial Associates, Inc., fka Register & Akers Investments, Inc., as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 6, 2009
Atlanta, Georgia

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 21,437	$ 8,941
Securities owned-common stocks	532,968	582,807
Receivable from broker-dealer	247,794	212,130
Furniture and office equipment, at cost, less accumulated depreciation of $ 286,852 and $254,037 (Note B)	24,657	38,707
Deposit with clearing broker	29,253	28,539
Other assets	67,822	49,806
Total assets	$ 923,931	$ 920,930

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES		
Accounts payable	$ 6,350	$ 55,804
Accrued commissions and compensation	262,710	103,999
Due to clearing broker dealer	103,879	124,590
Retirement plan contribution (Note G)	-	40,000
Capital lease obligations (Note B)	16,458	1,108
Deferred rent (Note B)	35,099	70,199
Other accrued liabilities (Note F)	57,394	-
Total liabilities	481,890	395,700
STOCKHOLDER'S EQUITY (Notes C & H)		
Common stock, $1 par value, 20,000 shares authorized, 900 shares issued and outstanding	900	900
Additional paid-in capital	699,826	539,826
Retained earnings (deficit)	(258,685)	(15,496)
Total stockholder's equity	442,041	525,230
Total liabilities and stockholder's equity	$ 923,931	$ 920,930

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2008 And 2007

	2008	2007
REVENUES		
Commissions	$ 2,761,570	$ 2,396,349
Investment advisory services	275,108	412,161
Gains (losses) from investments	(118,635)	45,439
	2,918,043	2,853,949
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	1,674,322	1,616,308
Clearing costs	429,593	275,855
Communications	86,444	88,551
Occupancy	272,140	253,470
Other operating expenses	698,733	643,932
	3,161,232	2,878,116
INCOME (LOSS) BEFORE INCOME TAXES	(243,189)	(24,167)
INCOME TAXES (Note D)	-	-
NET LOSS	$ (243,189)	$ (24,167)

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (243,189)	$ (24,167)
Noncash items included in net income:		
(Gain) loss on securities owned	118,635	(45,439)
Depreciation	32,815	30,000
(Increase) decrease in due from broker-dealer	(35,664)	90,755
(Increase) in other assets	(18,016)	(4,082)
Increase in payables and accrued expenses	166,651	58,473
Decrease in deferred rent	(35,100)	(29,294)
Decrease in accrued retirement plan contribution	(40,000)	-
Increase in deposit with clearing broker	(714)	(1,309)
Increase (decrease) in due to clearing broker	(20,711)	124,590
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(75,293)	199,527
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in securities owned, net	(68,796)	(197,498)
Purchase of property and equipment	-	(500)
NET CASH (USED) BY INVESTING ACTIVITIES	(68,796)	(197,998)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	160,000	-
Redemption of preferred stock	-	(24,900)
Redemption of common stock	-	(100)
Repayment of capital lease obligations	(3,415)	(22,628)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	156,585	(47,628)

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2008 and 2007

	2008	2007
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,496	(46,099)
CASH AND CASH EQUIVALENTS:		
Beginning of year	8,941	55,040
End of year	$ 21,437	$ 8,941
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 7,443	$ 1,514
Property acquired under capital lease	$ 18,765	$ -

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$470,000	$ 1,000	$ 94,726	$ 8,671	$ 574,397
Cancellation of preferred stock	(400,000)		400,000		-
Purchase of stockholder interest	(70,000)	(100)	45,100		(25,000)
Net income (loss)				(24,167)	(24,167)
Balance, December 31, 2007	-	900	539,826	(15,496)	525,230
Capital contributions			160,000		160,000
Net income (loss)				(243,189)	(243,189)
Balance, December 31, 2008	$ -	$ 900	$699,826	$(258,685)	$ 442,041

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

The Company changed its name from Register & Akers Investments, Inc. to Register Financial Associates, Inc. in July 2008.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned-Common Stocks: Investments in common stocks-marketable are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Effective January 1, 2008, the Company elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

For 2007, income taxes were accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provided deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to its loss carryforward and the use of the cash basis accounting for income tax purposes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B -- LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under operating leases is approximately the following:

2009	$ 256,000
2010	22,000
	$ 278,000

Rent expense for the years ended December 31, 2008 and 2007 was approximately $253,000 and $239,000, respectively.

During 2002, the Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in subsequent years to the free rent period.

Capitalized leases: The Company leases office equipment under capitalized leases that incepted in 2002, 2005 and 2008. Amortization expense for capitalized property was approximately $19,000 for 2008 and $15,000 for 2007. The net book value of the leased equipment was approximately $19,000 and $18,000 at December 31, 2008 and 2007, respectively.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2008:

Year ending December 31:	
2009	$ 4,700
2010	4,700
2011	4,700
2012	4,700
2013	1,000
Total minimum lease payments	19,800
Less amount representing interest	(3,342)
Present value of net minimum lease payments	$ 16,458

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $240,867 which was $140,867 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 2.0 to 1.0.

NOTE D – INCOME TAXES

Effective January 1, 2008, the Company elected S corporation status whereby the taxable income or losses of the Company flow through to its stockholder.

The provision for income taxes for 2007 is summarized as follows:

	2007
Current income tax expense	$ 3,000
Deferred income taxes (benefit)	(3,000)
Income tax expense (benefit)	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at December 31, 2007 relates primarily to a net operating loss carryforward.

Significant components of deferred tax assets were as follows:

	2007
Deferred tax assets:	
Net operating losses	$ 22,000
Deferred tax valuation allowance	(22,000)
Net deferred tax asset	$ -

The Company recorded a valuation allowance for the deferred tax asset at December 31, 2007, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2023.

The Company utilized approximately $23,000 of net operating loss carryforwards during 2007. Should the Company re-elect regular corporation status, it has a net operating loss carryforward that may be used to reduce taxable income arising in future years of approximately $67,000 that begins to expire in 2023.

REGISTER FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CONTINGENCIES

At December 31, 2008, the Company is subject to a disciplinary action by a regulator related to research reports. The accompanying financial statements contain a liability for $20,000, which represents the estimated cost to settle this matter.

NOTE G – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2008 and 2007 were $- and $40,000, respectively.

NOTE H – RELATED PARTY TRANSACTIONS

Effective June 2008, the Company receives $550 monthly for use of office facilities from a broker dealer owned by the stockholder of the Company.

SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity	$ 442,041
Less non-allowable assets:	
Furniture and office equipment, net of one-half of capital lease obligations	(16,429)
Other assets	(67,822)
	(84,251)
Net capital before haircuts	357,790
Less haircuts:	
Securities	(79,945)
Undue concentration	(35,770)
Money market assets	(1,074)
Worthless securities	(134)
Total haircuts	(116,923)
Net capital	240,867
Less required capital	(100,000)
Excess net capital	$ 140,867
Aggregate indebtedness	$ 481,890
Ratio of aggregate indebtedness to net capital	2.0 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008.

There is no significant difference between net capital above and net capital as reported in FOCUS report, Part IIA.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2008

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Register Financial Associates, Inc.

In planning and performing our audit of the financial statements of Register Financial Associates, Inc. for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register Financial Associates, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 6, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC